140 Scott Drive Menlo Park, California 94025 Tel: +650.328.4600 Fax: +650.463.2600 www.lw.com

FIRM /AFFILIATE OFFICES Barcelona Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow Munich File No. 039334-0015	New Jersey New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

July 27, 2007

VIA EDGAR and COURIER

FOIA Office

Securities and Exchange Commission

100 F Street, N.E.

Mail 5100

Washington, DC 20549

Fax No.: (202) 772-9337

Re:	FOIA Confidential Treatment Request

Ladies and Gentlemen:

Please find attached a redacted copy of a response letter dated July 27, 2007 sent to the Securities and Exchange Commission (the “Commission”) staff in the Commission’s Division of Corporation Finance on behalf of MAP Pharmaceuticals, Inc. (“the Company”) in connection with the Commission’s review of the Registration Statement on Form S-1, as amended (File No. 333-143823). The Company hereby makes a request for confidential treatment under 17 C.F.R. §§ 200.83 for the attached response letter.

All notices related to this Confidential Treatment Request should be sent to:

MAP Pharmaceuticals, Inc.

2400 Bayshore Parkway, Suite 200

Mountain View, CA 94043

Attention: Charlene A. Friedman, General Counsel

Phone: (650) 386-3100

Fax: (650) 386-3101

with a copy to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention: Gregory Chin

Phone: (650) 463-3078

Fax: (650) 463-2600

Please acknowledge receipt of these materials by file-stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions or comments regarding the enclosed, please contact the undersigned.

July 27, 2007

Please do not hesitate to contact me at (650) 463-3078 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Gregory Chin
Gregory Chin of LATHAM & WATKINS LLP

Cc:	Charlene A. Friedman, MAP Pharmaceuticals, Inc.

140 Scott Drive Menlo Park, California 94025 Tel: +650.328.4600 Fax: +650.463.2600 www.lw.com

FIRM /AFFILIATE OFFICES Barcelona Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow Munich File No. 039334-0015	New Jersey New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

July 27, 2007

VIA EDGAR and HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director Gregory Belliston Vanessa Robertson Lisa Vanjoske

Re:	MAP Pharmaceuticals, Inc. Amendment No. 1 to Registration Statement on Form S-1 File Number: 333-143823

Dear Mr. Belliston:

On behalf of MAP Pharmaceuticals, Inc. (the “Company” or “MAP”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2007 (the “Registration Statement”). For your convenience we have enclosed a courtesy package which includes five copies of Amendment No. 1, three of which have been marked to show changes from the filing of the Registration Statement.

In connection with our submission of this letter and the attached Memorandum of Response (the “Memorandum of Response”), we are respectfully requesting confidential treatment for the Memorandum of Response pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. ss.200.83. The Memorandum of Response is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in the Memorandum of Response.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by facsimile on July 10, 2007 from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letters and the Company’s responses thereto.

FORM S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

July 27, 2007

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 38

1.	Please disclose the reasons why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Response: In response to the Staff’s comment, the Company respectfully submits that at the time of the valuations by the Company’s Board of Directors (the “Board”) described in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Significant Factors, Assumptions and Methodologies Used in Determining Fair Value” on pages 38-39 of the Registration Statement, the Board was comprised by a majority of non-officer directors, all of whom have extensive experience in the biotechnology industry and all of whom are familiar with the issues surrounding the valuations of securities of biotechnology companies. The Company believes that the composition of the Board resulted in an unbiased view of the stock value and, together with the Board’s cumulative knowledge of, and experience with, other similar companies, produced a fair valuation of the Company’s common stock.

In the absence of a public trading market, in accordance with the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”), the Board used the “best estimate” method and considered numerous objective and subjective factors to determine the value of the Company’s common stock. The Board intended all options granted to be exercisable at a price per share not less than the per share fair market value of the Company’s common stock underlying those options on the date of grant.

Although the Company believes these determinations accurately reflect the historical value of the Company’s common stock, in connection with the preparation of the financial statements included in the Registration Statement, the Company did in fact engage an independent valuation firm to perform a retrospective valuation to determine the fair value of the common stock for accounting purposes consistent with the methods in the AICPA Practice Aid.

The AICPA Practice Aid recommends disclosure of the valuation specialist if the valuation specialist was a related party. Here, the valuation specialist is an unrelated third party and the Company is assuming responsibility for the estimates of fair market value in the financial statements included in the Registration Statement, so it did not specifically discuss the valuation specialist or the retrospective valuations in the Registration Statement.

2.	Please disclose and provide us with additional information regarding your determination of the estimated volatility for your stock. Please provide further detail as to how you identified “industry peers” as discussed in paragraphs A22 and A43 of SFAS 123(R). Specify how you considered the stage of life cycle, size and financial leverage of the “industry peers” that you looked to in estimating your volatility factor.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that the Company determined the volatility factor related to its share-based payments in accordance with the provisions of Statement of Financial Account Standards (“SFAS”) No. 123(R). The Company is privately held and therefore does not have publicly traded options or a market-determined price history for its equity instruments. As such, the Company estimated the volatility of its common stock based on the average volatilities of publicly-traded industry peers.

July 27, 2007

In order to develop a historical volatility estimate, the Company selected industry peers in the biopharmaceutical industry. The Company’s main emphasis was to identify those companies that focus on the delivery of drugs either through the pulmonary or nasal route of administration and which have products or product candidates in development stages. While these industry peers had a range of market capitalizations and financial conditions, as noted below, the Company was limited to selecting industry peers which had been public companies for a number of years at least equal to the expected term of the Company’s options.

The clinical trial phase and technologies of the Company’s industry peers are noted in the table below. Further, historical price information was available for each peer for at least the length of the expected term of the Company’s share-based payments.

As noted in the Registration Statement, the Company uses its proprietary inhalation technologies to enhance the therapeutic benefits and commercial attractiveness of proven drugs. The Company has several proprietary candidates in clinical development which address large market opportunities, including its two most advanced product candidates, Unit Dose Budesonide for pediatric asthma and MAP0004 for migraine. The Company has announced positive results from Phase 2 clinical studies for both products and anticipates initiating Phase 3 clinical programs for both in early 2008.

Based upon the criteria noted above, the following industry peers were selected:

Company Name	Clinical Trial Phase	Technology

SkyePharma PLC	Phase II, III and marketed	Oral, topical, solubilization and inhalation drug delivery technologies

Alkermes, Inc.	Phase I, II, III and marketed	Extended-release injectable, pulmonary, and oral products Treatment of prevalent, chronic diseases such as central nervous system disorders, addiction and diabetes

Nastech Pharmaceutical Company Inc.	Phase I, II and marketed	Nasal drug delivery and tight junction biology programs

Therapeutic areas ranging from obesity to breakthrough cancer pain

Nektar Therapeutics Inc.	Phase I, II, III and marketed	Advanced Pulmonary Delivery and Advanced PEGlyation Treatement of diabetes, infectious disease and oncology

MAP Pharmaceuticals, Inc.	Phase I, II, with plans to initiate additional Phase II, and Phase III	Proprietary inhalation of drug delivery technologies Treatment of a broad spectrum of respiratory and CNS diseases

July 27, 2007

According to SFAS No. 123(R), the Company must obtain volatility data from industry sources. The Company estimated its average volatility rate based on the four peer companies above, which it believes serve as the most appropriate sources for volatility data.

Note 2. Summary of Significant Accounting Policies, page F-7

Research and Development Costs, page F-10

3.	Please disclose the types of costs included in research and development, including salaries, contractor fees, building costs, utilities, administrative expenses and allocations of corporate costs.

Response: In response to the Staff’s comment, the Company has revised its disclosure by inserting the following language on page F-10 of Amendment No. 1:

Research and development costs include, but are not limited to, payroll and other personnel expenses, milestone payments paid to our partners who collaborate in the processing and supply of clinical trial material, expenses incurred under agreements with contract research organizations and clinical trial sites, the cost of manufacturing clinical trial materials, administrative expenses and allocation of corporate costs, and stock-based compensation expense.

Note 5. Commitments and Contingencies, page F-15

License and Supply Agreements, page F-16

4.	Please expand your disclosure to include the length of and termination provisions for all of the agreements. In addition, include a description of the events that will trigger the milestone payments.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-16 and F-17 of Amendment No. 1 as follows:

In June 2004, the Company entered into an agreement, amended in August 2006 (the “Nektar Agreement”) with Nektar Therapeutics UK Limited (“Nektar”). Under the terms of the Nektar Agreement, the Company was granted a worldwide exclusive right to manufacture, sell and use Nektar technology for purposes of the Company’s MAP0004 product candidate. Under the Nektar Agreement, the Company paid $800,000, $250,000, $500,000 and $1.6 million for the years ended December 31, 2004, 2005, 2006 and during the cumulative period from July 3, 2003 (date of inception) to ~~March 31~~ June 30, 2007 (unaudited), respectively, upon achievement of certain development milestones. ~~No amounts related to milestones were paid during the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited).~~ The Company paid $500,000 related to milestones for the six months ended June 30, 2006 (unaudited) and none for June 30, 2007 (unaudited). As of ~~March 31~~ June 30, 2007 (unaudited), the Nektar Agreement requires the Company to make future nonrefundable milestone payments of up to $6.0 million when and if certain regulatory and commercial milestones are met. The Company also agreed to pay royalties at specified rates based on net sales as noted in the Nektar Agreement. No royalty expense has been recognized through March 31, 2007 (unaudited). Either party may terminate the

July 27, 2007

agreement upon a material, uncured default of the other party. The Company may terminate the agreement, with or without cause, at any time upon six months’ written notice.

In April 2004, the Company entered into an agreement with Elan Pharma International Limited (“EPIL”), amended in February 2005 (the “EPIL Agreement”). Under the terms of the EPIL Agreement, EPIL granted to the Company a worldwide, exclusive, sub-licensable license under EPIL’s intellectual property rights to use, market, distribute, sell, import and export ingredients for the Company’s UDB product candidate. Under the EPIL Agreement, the Company paid $500,000, ~~$0~~ none, $2.0 million and $2.5 million for the years ended December 31, 2004, 2005, 2006 and during the cumulative period from July 3, 2003 (date of inception) to ~~March 31~~ June 30, 2007 (unaudited), respectively, upon achievement of certain milestones. The Company paid $1.0 million related to milestones for the ~~three~~ six months ended ~~March 31~~ June 30, 2006 (unaudited) and ~~$0~~ none for ~~March 31~~ June 30, 2007 (unaudited). As of ~~March 31~~ June 30, 2007 (unaudited), the EPIL Agreement requires the Company to make further nonrefundable milestone payments of up to $18.0 million when and if certain regulatory and commercial milestones are met with respect to our UDB product candidate. The Company also agreed to pay royalties at specified rates based on net sales as noted in the EPIL Agreement. No royalty expense has been recognized through ~~March 31~~ June 30, 2007 (unaudited). Either party may terminate the agreement upon a material, uncured default of the other party. The Company may terminate the agreement, with or without cause, at any time upon 90 days’ written notice.

In April 2004, and in conjunction with the EPIL Agreement, the Company entered into a services agreement with Elan Drug Delivery, Inc. (“EDDI”), an affiliate of EPIL. This agreement was amended in February 2005. Payments to EDDI in exchange for development work performed under the service agreement are made on a monthly basis as services are performed. Under the EDDI agreement, the Company paid $1.2 million, $1.4 million, $300,000, and $2.8 million for the years ended December 31, 2004, 2005, 2006 and during the cumulative period from July 3, 2003 (date of inception) to ~~March 31~~ June 30, 2007 (unaudited), respectively. The Company paid $250,000 related to milestones for the ~~three~~ six months ended ~~March 31~~ June 30, 2006 (unaudited) and ~~$0~~ none for ~~March 31~~ June 30, 2007 (unaudited). Either party may terminate the agreement upon a material, uncured breach by the other party. The Company may terminate the agreement, with or without cause, at any time upon 90 days’ written notice.

In September 2005, the Company entered into a research and development, license and supply agreement, with Eiffel Technologies Limited (“Eiffel” and the “Eiffel Agreement”). Under the terms of the Eiffel Agreement, Eiffel agreed to research and develop certain methods for manufacturing formulations for steroids and insulin. Eiffel agreed to manufacture pre-clinical and clinical supplies of such formulations and granted to the Company an exclusive, worldwide, sub-licensable license under certain of its intellectual property rights to develop, use, make, sell, export and import the formulations it develops under the Eiffel Agreement. In consideration for Eiffel undertaking the research and development, the Company paid $200,000, $400,000, and $600,000 for the years ended December 31, 2005, 2006 and during the cumulative period from July 3, 2003 (date of inception) to ~~March 31~~ June 30, 2007 (unaudited), respectively. The Company paid ~~$200,000~~ none related to milestones for the ~~three~~ six months ended ~~March 31~~ June 30, 2006 (unaudited) and ~~$0~~ none for the ~~three~~ six months ended ~~March 31~~ June 30, 2007 (unaudited). As of ~~March 31~~ June 30, 2007 (unaudited), the Eiffel ~~a~~Agreement requires the Company to make future nonrefundable milestone payments to Eiffel of up to $11.0 million upon achievement of certain development milestones ~~as described in the Eiffel Agreement~~ related to clinical development and regulatory progress. The Company also agreed to pay royalties at specified rates based on net sales and a percentage of sublicense fees. Through ~~March 31~~ June 30,

July 27, 2007

2007 (unaudited), no expenses related to milestones, royalties, or sublicense revenue sharing have been recognized. Either party may terminate the Eiffel Agreement upon a material, uncured default of the other party or if the other party becomes insolvent. The Company may terminate the Eiffel Agreement, with or without cause, at any time upon three months’ written notice.

In April 2006, the Company entered into a manufacturing and supply agreement with Xemplar to manufacture and supply the final packaged MAP0004 product candidate. The Company has agreed that from the date the first new drug application is submitted for a product and for a period of five years thereafter, the Company will purchase the fully assembled Tempo inhalers only from Xemplar. In addition, Xemplar will manufacture and supply from its manufacturing facility all such devices as required to support development and commercialization of those devices. All payments made to Xemplar were expensed to research and development. Either party may terminate the agreement upon a material, uncured breach or default by the other party. The Company may terminate the agreement upon 60 days’ written notice upon the Company’s reasonable determination that Xemplar does not have the capability to manufacture the product in accordance with the warranty described in the agreement or in sufficient quantities.

The Company has further revised its disclosure by inserting the following language on page 61 of Amendment No. 1:

Under the license agreement, we are required to make payments to Elan Pharma based upon achievement of certain development and sales milestones. Under the license agreement, we are required to make payments to Elan Pharma based upon achievement of certain development and sales milestones. As of December 31, 2006, we may be obligated to pay Elan Pharma up to $18.0 million in total future development and sale milestone payments with respect to our UDB product candidate. In addition, we are also required to make payments to Elan Pharma with respect to other product candidates we may develop pursuant to the license agreement. We are also required to pay royalties based on net sales of the product for an initial royalty term, calculated on a country-by-country basis, equal to either the expiration of Elan’s patents covering the product in such country, or 15 years after commercial launch in such country, if Elan does not have patents covering the product in such country. After the initial royalty term, we continue to pay royalties on product sales to Elan at reduced rates.

Either party may terminate the agreement upon a material, uncured default of the other party. We may terminate the agreement, with or without cause, at any time upon 90 days’ written notice.

The Company further advises the Staff that there are no defined termination periods under the agreements, nor are there any penalties for cancellation.

Note 7. Redeemable Convertible Preferred Stock, page F-19

5.	Please tell us how you determined that the redeemable convertible preferred stock should not be classified as a liability under SFAS 150.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that the holders of the Company’s redeemable convertible preferred stock do not have any redemption rights which would entitle them to unconditionally require the Company to redeem the preferred

July 27, 2007

stock by transferring assets at a specified or determinable date(s) or upon an event certain to occur, and therefore the Company’s redeemable convertible preferred stock is not within the scope of SFAS No. 150. Rather, the Company applied guidance pursuant to Regulation S-X Rule 5-02.28, Commission Accounting Series Release No. 268 and Emerging Issues Task Force Topic D-98 in classifying its redeemable convertible preferred stock within the mezzanine section.

Under the guidance applied by the Company, temporary equity accounting is required in cases in which holders of redeemable convertible preferred stock have redemption rights in circumstances outside the Company’s control. Permanent equity classification would only be permitted if (1) the Company’s Sixth Amended and Restated Certificate of Incorporation (the “Charter”) explicitly required a cash liquidation payment to occur only upon the Board’s approval of a voluntary liquidation, dissolution or winding up, and (2) preferred stockholders do not control the Board.

While the Company’s preferred stock rights do not include an unconditional right to cause a redemption by requiring the Company to transfer assets at a specified date or upon an event certain to occur, because the Company’s Charter provides liquidation rights to preferred stockholders upon an involuntary liquidation, dissolution or winding up (i.e., in situations outside the Company’s control), the redeemable convertible preferred stock is deemed to be mandatorily redeemable and has been classified as temporary equity in the mezzanine section of the Company’s consolidated balance sheets.

Note 9. Stock Option Plan, page F-22

6.	Upon completion of the pricing of this offering we may have comments on your accounting for stock compensation and related disclosure. Provide quantitative and qualitative disclosures explaining the difference between the expected offering price and the fair value of your recent stock sales.

Response: Please see the attached Memorandum of Response to the Staff’s comment.

* * *

Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen
Patrick A. Pohlen of LATHAM & WATKINS LLP

Cc:	Timothy S. Nelson, MAP Pharmaceuticals, Inc.

Christopher Y. Chai, MAP Pharmaceuticals, Inc.

Tracy T. Lefteroff, PricewaterhouseCoopers LLP

Gregory N. Vlahos, PricewaterhouseCoopers LLP

Mark B. Weeks, Esq., Heller Ehrman LLP

Nora L. Gibson, Esq., Heller Ehrman LLP

Lora D. Blum, Esq., Heller Ehrman LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

MAP PHARMACEUTICALS, INC.

MEMORANDUM OF RESPONSE

TO COMMENT #6 IN THE COMMISSION STAFF’S LETTER DATED JULY 10, 2007

On behalf of MAP Pharmaceuticals, Inc. (the “Company”), we submit this Memorandum of Response (the “Memorandum of Response”) in connection with our submission of our letter dated July 27, 2007 (the “Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 10, 2007 relating to the Company’s Registration Statement on Form S-1 (File No. 333-143823) filed with the Commission on June 18, 2007. We are respectfully requesting confidential treatment for the Memorandum of Response pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§200.83. This Memorandum of Response is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in the Memorandum of Response.

In response to Comment #6 set forth in the Letter from the Staff, we are providing the following information for the Staff’s consideration in connection with the Company’s pricing of stock option grants made during the period from January 1, 2006, the beginning of the Company’s 2006 fiscal year, to July 24, 2007, and the determinations of the fair market value of the Company’s common stock at each relevant period.

In response to the Staff’s comment, the Company respectfully submits to the Staff that while not reflected in the Registration Statement, based on preliminary indications from the lead underwriters for its initial public offering (the “Underwriters”), the Company currently anticipates a price range of $[***] to $[***] per share for the Company’s common stock, before giving effect to an anticipated reverse split of the Company’s capital stock (the “Reverse Split”). The Company currently anticipates that a future amendment to the Registration Statement will give effect to the Reverse Split, the parameters of which will depend on market conditions and the underwriters’ estimate of an appropriate valuation.

As described below, the Company believes that the deemed per share fair market value of the Company’s common stock, as determined for the purposes of financial accounting for stock option grants, increased from $1.47 per share at January 24, 2006 to $[***] per share at July 24, 2007. The most recent value is approaching the expecting offering price and is [***] the per share price of the Series D preferred stock issued by the Company in its most recent preferred stock financing completed in March 2007. As a result, the Company believes that the deemed per share fair market values used as the basis for determining stock-based compensation in connection with its stock option grants are reasonable and appropriate for the reasons set forth below.

The Company respectfully refers the Staff to the section of the Registration Statement captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock Based Compensation” on pages 37-38 of Amendment No. 1. As noted in this Section, the Company’s Board of Directors (the “Board”) determined the fair value of the Company’s common stock throughout the period from January 1, 2006 to June 30, 2007. During this period, the Board was comprised of a majority of non-officer directors, all of whom have extensive experience in the biotechnology industry and all of whom are familiar with the issues surrounding the valuations of securities of biotechnology companies. The Company believes that the composition of the Board resulted in an unbiased view of the stock value and, together with the

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

Board’s cumulative knowledge of, and experience with, other similar companies, produced a fair valuation of the Company’s common stock. In the absence of a public trading market, in accordance with the AICPA Practice Aid, the Board exercised its reasonable judgment in using the “best estimate” method and considered numerous objective and subjective factors to determine the value of the Company’s common stock.

In addition, as stated in the response to Comment No. 1, the Company performed a retrospective valuation analysis, with the assistance of an independent valuation firm, as of March 31, 2006, December 31, 2006, March 31, 2007 and April 30, 2007. The AICPA Practice Aid recommends disclosure of the valuation specialist if the valuation specialist was a related party. Here, the valuation specialist is an unrelated third party and the Company is assuming responsibility for the estimates of fair market value in the financial statements included in the Registration Statement, so it did not discuss specifically the valuation specialist or the retrospective valuations in the Registration Statement.

The Company performed the retrospective analysis as of these dates because the Company granted most of its options during these periods. First the Company estimated the Business Enterprise Value (the “BEV”), defined as the sum of total equity and interest-bearing debt. The Company then utilized the estimated BEV and an option-based valuation model to estimate the fair value of the common stock in the context of the Company’s capital structure as of each valuation date. With the benefit of hindsight and the knowledge of how numerous uncertainties existing at the time of option grants were resolved, the Company reconsidered whether certain of the stock options granted contained a compensatory element that should be recorded within the Company’s financial statements. The Company carefully considered the issues relevant to estimating the compensatory element of stock options granted since January 1, 2006. The Company believes that it has recorded appropriate amounts for stock-based compensation related to the option grants.

The following table sets forth summary information concerning the Company’s stock option grants since January 1, 2006, including the grant date, number of shares granted, the exercise price of such grants, the deemed fair value based upon a retrospective analysis (except for grants on July 24, 2007, for which the Company obtained a contemporaneous valuation), and the related stock-based compensation recorded through June 30, 2007:

Grant Date	Number of Shares	Exercise Price		Deemed Fair Value		Stock-based Compensation Recorded Through June 30, 2007
January 24, 2006	752,732		$0.42		$1.47	$303,778
March 16, 2006	52,500		$0.42		$1.47	20,410
May 16, 2006	29,000		$0.42		$1.47	10,620
July 26, 2006	81,000		$0.42		$1.47	24,530
September 12, 2006	35,000		$0.42		$1.47	8,736
October 17, 2006	556,825		$0.42		$1.54	127,974
December 1, 2006	63,393		$0.42		$1.54	11,857
March 6, 2007	573,400		$1.90		$5.04	178,261
May 2, 2007	1,115,609		$3.61		$5.78	170,707
July 24, 2007	304,000	$	[***]	$	[***]	N/A

	3,563,459					$856,873

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

With respect to the retrospective analysis, the Company used a combination of the income approach, which is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business, and the prior sale of company stock approach to estimate the Company’s aggregate enterprise value at each valuation date, March 31, 2006, December 31, 2006, March 31, 2007 and April 30, 2007. The income approach requires a projection of the cash flows that a business is expected to generate, and cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The prior sale of company stock approach takes into account any prior arm’s length sales of the company’s equity, including (i) the size and amount of equity sold, (ii) the estimated volatility, (iii) an estimated time to liquidity, (iv) the relationship of the parties involved, (v) the timing compared to common stock valuation date and (vi) the financial condition and structure of the company at the time of the sale.

The indicated fair value calculated at each valuation date was then allocated to the shares of redeemable convertible preferred stock, warrants to purchase shares of redeemable convertible preferred stock and common stock, using a contingent claim methodology. This methodology treats the various components of the Company’s capital structure as a series of call options on the proceeds expected from the sale of the company or the liquidation of its assets at some future date. These call options are then valued using the Black-Scholes option pricing model, which defines the securities’ fair values as functions of the current fair value of the company and assumptions based on the securities’ rights and preferences. This option-pricing method requires assumptions regarding the anticipated timing of a potential liquidity event, such an initial public offering, and the estimated volatility of the Company’s equity securities. The anticipated timing of a liquidity event utilized in the Company’s valuations was based on the then current plans and estimates regarding an initial public offering. Estimates of the volatility of the Company’s stock were based on available information on the volatility of capital stock of peer comparable publicly traded companies.

The Company also seeks to update the Staff with further information regarding the Company’s valuation of its common stock since March 31, 2007 and the related information disclosed in the

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

Registration Statement. On May 2, 2007, the Company granted options to purchase an aggregate of 1,115,609 shares to employees and a director at a per share exercise price of $3.61, which, as of the grant date, the Board determined to be the per share fair market value on such date. The Board employed a valuation methodology consistent with its past methodology. During the period, the Company continued to make progress on the design of and the preparations for its upcoming clinical trials for its most advanced clinical programs, UDB and MAP0004. Further, the Company conducted numerous comprehensive interviews with different investment banks. These banks reviewed their capabilities and provided their recommendation on positioning of the Company and the timing of an offering. In addition, the Company also initiated the drafting of the Registration Statement. In anticipation of a proposed initial public offering, and because the Company granted a significant amount of option awards during this period, the Company performed a retrospective valuation analysis for accounting purposes, with the assistance of an independent valuation firm. The fair value of $5.78 per share was used for accounting purposes.

On July 24, 2007, the Company granted options to purchase an aggregate of 304,000 shares to employees at a per share exercise price of $[***]. In anticipation of a proposed initial public offering, and because the Company granted a significant amount of option awards during this period, the Company conducted a contemporaneous valuation analysis with the assistance of an independent valuation firm. The contemporaneous valuation reflected progress achieved since the date of the last retrospective valuation, which had been April 30, 2007. During this time, Phase II clinical data from the Company’s two most advanced clinical programs, MAP0004 and UDB, were presented at scientific conferences, the American Headache Society Meeting and the World Asthma Meeting, respectively. These conferences were attended by thought leaders in the headache and asthma fields, who may be key potential prescribers of the Company’s product candidates if approved. The Company also made further progress on the design of and the preparations for its upcoming clinical trials for the UDB and MAP0004 clinical programs. In addition, the Company selected the Underwriters, conducted an organizational meeting with these banks and filed the Registration Statement with the Commission. Finally the Company augmented its management team by hiring a General Counsel.

The Company has revised its disclosure by inserting the following language on page 40 of Amendment No. 1:

May 2007: During this period, we continued to make progress on the design of and the preparations for our clinical trials for our most advanced clinical programs, UDB and MAP0004. In addition, we undertook preparations for our proposed initial public offering, including interviewing numerous investment banks and drafting a preliminary registration statement on Form S-1. The option awards granted during this period had an exercise price of $3.61 per share. In anticipation of a proposed initial public offering, and because the Company granted a significant amount of option awards during this period, we conducted a retrospective valuation analysis. The fair value of our common stock as of April 30, 2007 was estimated at $5.78 per share; therefore, the fair value of our common stock of $5.78 per share was used for accounting purposes.

Based on the factors described above, the Company believes that the deemed per share fair market value of the Company’s common stock, as determined for the purposes of financial accounting for stock option grants, increased from $1.47 per share at January 24, 2006 to $[***] per share at July 24, 2007, and increasingly approached the expecting offering price. The deemed per share fair market value of the Company’s common stock of $[***] per share at July 24, 2007 was also [***] per share price of the Series D preferred stock issued by the Company in its most recent preferred stock financing

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

completed in March 2007. The Company therefore believes that the deemed per share fair market values used as the basis for determining stock-based compensation in connection with its stock option grants are reasonable and appropriate for the reasons set forth herein.